UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2014

February 3, 2015

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Hiroshi Fukunaga, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	February 16, 2015	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2014

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2014	4,260,328	11.7	1,484,363	17.8	926,971	18.0
December 31, 2013	3,812,880	10.9	1,259,669	34.5	785,422	47.5

(*)	Comprehensive income December 31, 2014: 2,365,619 million yen, 93.4%; December 31, 2013: 1,223,293 million yen, 46.6%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Nine months ended	yen	yen
December 31, 2014	65.50	65.20
December 31, 2013	54.84	54.66

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)
As of	million yen	million yen	%
December 31, 2014	279,178,212	16,317,295	5.1
March 31, 2014	258,131,946	15,112,895	5.1

(Reference) Shareholders’ equity as of       December 31, 2014: 14,271,345 million yen;       March 31, 2014: 13,056,060 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2014	—	7.00	—	9.00	16.00
ending March 31, 2015	—	9.00	—	——	——
ending March 31, 2015 (Forecast)	——	——	——	9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2015 (Consolidated)

MUFG has the target of 950.0 billion yen of consolidated net income for the fiscal year ending March 31, 2015. (There is no change to our earnings target released on May 14, 2014.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)  Changes in accounting policies due to revision of accounting standards: Yes

(B)  Changes in accounting policies due to reasons other than (A): No

(C)  Changes in accounting estimates: No

(D)  Restatements: No

Note:	For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 2 of Appendix.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2014	14,168,733,820 shares
	March 31, 2014	14,164,026,420 shares
(B) Treasury stocks:	December 31, 2014	151,195,030 shares
	March 31, 2014	2,554,673 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2014	14,152,425,073 shares
	Nine months ended December 31, 2013	14,159,051,590 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “Notes” in Consolidated Summary Report	2
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2
2. Consolidated Financial Statements	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Notes on Going-Concern Assumption	8
(4) Notes for Material Changes in Shareholders’ Equity	8
(5) Additional Information	8
Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2014”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “Notes” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies due to revision of Accounting Standards)

(Accounting Standards regarding Retirement Benefits)

The main clause of Article 35 of the “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26 issued on May 17, 2012, hereinafter “Retirement Benefits Accounting Standard”) and the main clause of Article 67 of the “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25 issued on May 17, 2012, hereinafter “Retirement Benefits Guidance”) were adopted from the first quarter ended June 30, 2014. Accordingly, the calculation methods of retirement benefit obligation and service cost were changed. Specifically, the method of determining the portion of projected benefit obligation attributed to periods was changed from the straight-line method to the benefit formula basis. In addition, the method of determining the discount rates applied in the calculation of projected benefit obligation was changed from the method using the average period up to estimated benefit payment date to the method using the single weighted average discount rate that reflects the estimated period and amount of benefit payment in each period.

The Retirement Benefits Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 37 of the Retirement Benefits Accounting Standard, and the effect of the change in calculation methods of retirement benefit obligation and service cost were added to or deducted from retained earnings as of April 1, 2014.

As a result, net defined benefit asset decreased by ¥58,569 million, net defined benefit liability decreased by ¥1,594 million, and retained earnings decreased by ¥37,224 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the nine months ended December 31, 2014 increased by ¥1,232 million, respectively.

2

Mitsubishi UFJ Financial Group, Inc.

(Accounting Standards regarding Business Combinations)

As the “Revised Accounting Standard for Business Combinations (ASBJ Statement No. 21 issued on September 13, 2013, hereinafter “Business Combinations Accounting Standard”), “Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22 issued on September 13, 2013, hereinafter “Consolidation Accounting Standard”), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No. 7 issued on September 13, 2013, hereinafter “Business Divestitures Accounting Standard”) and other standards became applicable from the fiscal year beginning on or after April 1, 2014, these standards were adopted from the first quarter ended June 30, 2014 (with the exception of Article 39 of the Consolidation Accounting Standard). Accordingly, the accounting method was changed to record the difference arising from changes in equity in subsidiaries which MUFG continues to control as capital surplus, and to record business acquisition costs as expenses for the fiscal year in which they occurred. In addition, regarding business combinations which became or will become effective on or after April 1, 2014, the accounting method was changed to retroactively reflect adjustments to the amount allocated to acquisition cost under provisional accounting treatment on the consolidated financial statements of the quarter in which the relevant business combinations became or will become effective.

The Business Combinations Accounting Standard and other standards were applied in accordance with the transitional treatment set forth in Article 58-2 (3) of the Business Combinations Accounting Standard, Article 44-5 (3) of the Consolidation Accounting Standard and Article 57-4 (3) of the Business Divestitures Accounting Standard. The cumulative effects arising from the retroactive application of these new accounting policies to all the previous fiscal years were added to or deducted from capital surplus and retained earnings as of April 1, 2014.

As a result, goodwill decreased by ¥266,925 million, capital surplus decreased by ¥346,454 million, and retained earnings increased by ¥95,134 million as of April 1, 2014. In addition, both ordinary profits and income before income taxes and others for the nine months ended December 31, 2014 increased by ¥13,099 million, respectively.

3

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2014	As of December 31, 2014
Assets:
Cash and due from banks	23,969,883	33,535,999
Call loans and bills bought	826,851	644,792
Receivables under resale agreements	7,237,125	6,766,288
Receivables under securities borrowing transactions	4,181,660	4,439,634
Monetary claims bought	3,972,145	4,681,560
Trading assets	19,055,354	21,076,374
Money held in trust	583,692	724,285
Securities	74,515,573	73,638,301
Loans and bills discounted	101,938,907	107,848,676
Foreign exchanges	2,040,406	2,296,527
Other assets	8,809,286	11,557,401
Tangible fixed assets	1,540,031	1,593,456
Intangible fixed assets	1,483,352	1,247,537
Net defined benefit assets	460,836	450,607
Deferred tax assets	130,654	86,188
Customers’ liabilities for acceptances and guarantees	8,324,668	9,445,303
Allowance for credit losses	(938,483)	(854,723)

Total assets	258,131,946	279,178,212

Liabilities:
Deposits	144,760,294	148,616,087
Negotiable certificates of deposit	15,548,170	16,951,752
Call money and bills sold	3,465,414	4,745,448
Payables under repurchase agreements	21,626,590	21,244,521
Payables under securities lending transactions	5,534,643	8,559,930
Commercial papers	1,473,631	2,047,779
Trading liabilities	13,964,961	14,350,755
Borrowed money	10,828,601	13,164,312
Foreign exchanges	1,109,198	1,913,502
Short-term bonds payable	435,808	807,311
Bonds payable	7,165,577	7,833,208
Due to trust accounts	1,945,151	2,078,348
Other liabilities	5,965,086	9,712,352
Reserve for bonuses	78,987	41,934
Reserve for bonuses to directors	627	310
Net defined benefit liabilities	51,651	52,056
Reserve for retirement benefits to directors	1,201	1,011
Reserve for loyalty award credits	13,541	15,905
Reserve for contingent losses	247,351	179,381
Reserves under special laws	2,853	3,523
Deferred tax liabilities	320,014	942,325
Deferred tax liabilities for land revaluation	155,026	153,852
Acceptances and guarantees	8,324,668	9,445,303

Total liabilities	243,019,051	262,860,916

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2014	As of December 31, 2014
Net assets:
Capital stock	2,140,488	2,141,485
Capital surplus	2,174,384	1,439,513
Retained earnings	7,033,125	7,752,490
Treasury stock	(1,699)	(101,727)

Total shareholders’ equity	11,346,299	11,231,761

Net unrealized gains (losses) on other securities	1,218,397	2,298,281
Net deferred gains (losses) on hedging instruments	8,295	118,764
Land revaluation excess	157,776	159,333
Foreign currency translation adjustments	407,229	537,178
Remeasurements of defined benefit plans	(81,937)	(73,974)

Total accumulated other comprehensive income	1,709,760	3,039,583

Subscription rights to shares	8,732	8,082
Minority interests	2,048,101	2,037,868

Total net assets	15,112,895	16,317,295

Total liabilities and net assets	258,131,946	279,178,212

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2013	For the nine months ended December 31, 2014
Ordinary income	3,812,880	4,260,328
Interest income	1,748,169	2,047,164
Interest on loans and bills discounted	1,180,721	1,342,778
Interest and dividends on securities	425,687	458,696
Trust fees	78,464	80,331
Fees and commissions	981,726	1,080,952
Trading income	252,236	252,093
Other business income	385,244	354,015
Other ordinary income	367,038	445,770
Ordinary expenses	2,553,211	2,775,965
Interest expenses	354,323	458,565
Interest on deposits	143,779	214,760
Fees and commissions	138,772	146,756
Trading expenses	1,665	—
Other business expenses	176,951	96,253
General and administrative expenses	1,712,771	1,917,061
Other ordinary expenses	168,726	157,329

Ordinary profits	1,259,669	1,484,363

Extraordinary gains	8,464	12,514
Gains on disposition of fixed assets	8,464	2,871
Gains on change in equity	—	9,643
Extraordinary losses	36,032	86,095
Losses on disposition of fixed assets	5,476	5,496
Losses on impairment of fixed assets	3,173	5,997
Provision for reserve for contingent liabilities from financial instruments transactions	673	669
Settlement package	24,537	37,097
Losses on change in equity	—	33,291
Losses on sales of equity securities of subsidiaries	2,170	3,542

Income before income taxes and others	1,232,100	1,410,782

Income taxes—current	275,476	306,759
Income taxes—deferred	52,224	76,465

Total taxes	327,700	383,225

Income before minority interests	904,400	1,027,556

Minority interests	118,977	100,585

Net income	785,422	926,971

6

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2013	For the nine months ended December 31, 2014
Income before minority interests	904,400	1,027,556
Other comprehensive income
Net unrealized gains (losses) on other securities	69,812	1,062,871
Net deferred gains (losses) on hedging instruments	(74,548)	112,099
Land revaluation excess	(141)	—
Foreign currency translation adjustments	234,210	163,705
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(3,031)	—
Remeasurements of defined benefit plans	—	7,480
Share of other comprehensive income of associates accounted for using equity method	92,590	(8,093)

Total other comprehensive income	318,892	1,338,062

Comprehensive income	1,223,293	2,365,619

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	1,102,669	2,255,609
Comprehensive income attributable to minority interests	120,623	110,010

7

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

The Retirement Benefits Accounting Standard, the Business Combinations Accounting Standard, and other standards were adopted from the first quarter ended June 30, 2014. As for the effects of these changes, please refer to “1. Information Regarding “Notes” in Consolidated Summary Report (1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” on page 2.

In addition, MUFG acquired and cancelled the entire first series of class 5 preferred stock on April 1, 2014. As a result, capital surplus decreased by ¥390,000 million.

(5)	Additional Information

(Adoption of Consolidated Taxation System)

MUFG and some of its domestic consolidated subsidiaries adopted consolidated taxation system from the first quarter ended June 30, 2014.

8

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2014

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(Reference)

Exposure to “Securitized Products and Related Investments”		——	13

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2014 (A)	December 31, 2013 (B)
Gross profits	3,113.0	2,774.2	338.8
Gross profits before credit costs for trust accounts	3,112.6	2,774.6	337.9
Net interest income	1,588.7	1,393.9	194.7
Trust fees	80.3	78.4	1.8
Credit costs for trust accounts (1)	0.4	(0.4)	0.9
Net fees and commissions	934.1	842.9	91.2
Net trading profits	252.0	250.5	1.5
Net other business profits	257.7	208.2	49.4
Net gains (losses) on debt securities	129.8	124.7	5.1
General and administrative expenses	1,894.2	1,686.0	208.2
Amortization of goodwill	12.2	26.0	(13.8)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,230.6	1,114.7	115.8
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,218.3	1,088.6	129.7
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	1,218.8	1,088.2	130.6
Net non-recurring gains (losses)	265.5	171.4	94.0
Credit costs (3)	(101.8)	(100.1)	(1.6)
Losses on loan write-offs	(87.1)	(92.5)	5.3
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(14.7)	(7.6)	(7.0)
Reversal of allowance for credit losses (4)	84.4	91.7	(7.2)
Reversal of reserve for contingent losses included in credit costs (5)	2.1	2.6	(0.4)
Gains on loans written-off (6)	45.6	47.0	(1.4)
Net gains (losses) on equity securities	78.9	62.7	16.2
Gains on sales of equity securities	93.2	82.7	10.4
Losses on sales of equity securities	(10.6)	(9.6)	(0.9)
Losses on write-down of equity securities	(3.6)	(10.3)	6.7
Profits (losses) from investments in affiliates	161.5	86.5	75.0
Other non-recurring gains (losses)	(5.4)	(19.0)	13.5

Ordinary profits	1,484.3	1,259.6	224.6

Net extraordinary gains (losses)	(73.5)	(27.5)	(46.0)
Net gains (losses) on change in equity	(23.6)	—	(23.6)
Settlement package	(37.0)	(24.5)	(12.5)
Income before income taxes and others	1,410.7	1,232.1	178.6
Income taxes-current	306.7	275.4	31.2
Income taxes-deferred	76.4	52.2	24.2
Total taxes	383.2	327.7	55.5
Income before minority interests	1,027.5	904.4	123.1
Minority interests	100.5	118.9	(18.3)

Net income	926.9	785.4	141.5

Note:

*   Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	30.9	40.7	(9.8)

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2014 (A)	December 31, 2013 (B)
Gross profits	1,871.7	1,699.1	172.5
Gross profits before credit costs for trust accounts	1,871.2	1,699.6	171.6
Net interest income	1,064.5	981.3	83.2
Trust fees	62.0	57.6	4.3
Credit costs for trust accounts (1)	0.4	(0.4)	0.9
Net fees and commissions	434.4	407.2	27.2
Net trading profits	112.1	65.4	46.6
Net other business profits	198.4	187.5	10.9
Net gains (losses) on debt securities	127.6	114.0	13.5
General and administrative expenses	1,024.4	962.0	62.3
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	846.7	737.5	109.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	847.2	737.0	110.1
Net non-recurring gains (losses)	135.1	86.6	48.4
Credit costs (3)	(36.1)	(47.6)	11.4
Losses on loan write-offs	(20.6)	(40.2)	19.5
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(15.5)	(7.4)	(8.1)
Reversal of allowance for credit losses (4)	109.3	83.0	26.2
Reversal of reserve for contingent losses included in credit costs (5)	5.7	4.9	0.8
Gains on loans written-off (6)	13.4	25.9	(12.4)
Net gains (losses) on equity securities	52.3	37.4	14.8
Gains on sales of equity securities	67.3	70.9	(3.5)
Losses on sales of equity securities	(9.2)	(7.5)	(1.7)
Losses on write-down of equity securities	(5.7)	(25.9)	20.2
Other non-recurring gains (losses)	(9.5)	(17.0)	7.5

Ordinary profits	982.4	823.7	158.6

Net extraordinary gains (losses)	(44.8)	(22.3)	(22.4)
Net gains (losses) on disposition of fixed assets	(2.5)	0.2	(2.8)
Losses on impairment of fixed assets	(5.2)	(2.1)	(3.0)
Settlement package	(37.0)	(24.5)	(12.5)
Income before income taxes	937.5	801.3	136.1
Income taxes-current	258.1	229.9	28.1
Income taxes-deferred	31.3	51.7	(20.4)
Total taxes	289.4	281.7	7.7

Net income	648.0	519.6	128.4

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	92.8	65.8	26.9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2014 (A)	December 31, 2013 (B)
Gross profits	1,601.2	1,444.7	156.4
Net interest income	932.7	862.4	70.2
Net fees and commissions	368.4	341.4	27.0
Net trading profits	85.4	64.7	20.6
Net other business profits	214.6	176.0	38.5
Net gains (losses) on debt securities	131.7	108.3	23.3
General and administrative expenses	886.2	827.4	58.8
Amortization of goodwill	0.2	0.2	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	715.2	617.5	97.7
Net business profits before provision for general allowance for credit losses	715.0	617.3	97.6
Provision for general allowance for credit losses (1)	—	—	—
Net business profits	715.0	617.3	97.6
Net non-recurring gains (losses)	104.4	68.9	35.4
Credit costs (2)	(35.8)	(46.6)	10.8
Losses on loan write-offs	(20.6)	(39.2)	18.5
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(15.1)	(7.4)	(7.7)
Reversal of allowance for credit losses (3)	96.1	64.8	31.3
Reversal of reserve for contingent losses included in credit costs (4)	5.1	3.7	1.3
Gains on loans written-off (5)	12.8	25.5	(12.6)
Net gains (losses) on equity securities	41.7	34.6	7.0
Gains on sales of equity securities	54.4	64.5	(10.0)
Losses on sales of equity securities	(7.3)	(4.3)	(3.0)
Losses on write-down of equity securities	(5.3)	(25.5)	20.1
Other non-recurring gains (losses)	(15.6)	(13.2)	(2.4)

Ordinary profits	819.5	686.3	133.1

Net extraordinary gains (losses)	(38.6)	(21.5)	(17.0)
Net gains (losses) on disposition of fixed assets	(0.9)	0.6	(1.5)
Losses on impairment of fixed assets	(0.6)	(1.7)	1.1
Settlement package	(37.0)	(24.5)	(12.5)
Income before income taxes	780.8	664.7	116.1
Income taxes-current	214.3	203.4	10.9
Income taxes-deferred	27.0	37.2	(10.1)
Total taxes	241.4	240.6	0.7

Net income	539.4	424.0	115.3

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	78.3	47.4	30.8

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2014 (A)	December 31, 2013 (B)
Gross profits	270.4	254.3	16.0
Gross profits before credit costs for trust accounts	269.9	254.8	15.1
Trust fees	62.0	57.6	4.3
Credit costs for trust accounts (1)	0.4	(0.4)	0.9
Net interest income	131.8	118.8	13.0
Net fees and commissions	66.0	65.8	0.2
Net trading profits	26.6	0.6	26.0
Net other business profits	(16.1)	11.4	(27.5)
Net gains (losses) on debt securities	(4.0)	5.6	(9.7)
General and administrative expenses	138.2	134.6	3.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	131.7	120.1	11.5
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	132.2	119.7	12.4
Net non-recurring gains (losses)	30.6	17.7	12.9
Credit costs (3)	(0.3)	(0.9)	0.6
Losses on loan write-offs	(0.0)	(0.9)	0.9
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.3)	0.0	(0.3)
Reversal of allowance for credit losses (4)	13.1	18.2	(5.0)
Reversal of reserve for contingent losses included in credit costs (5)	0.5	1.1	(0.5)
Gains on loans written-off (6)	0.5	0.3	0.2
Net gains (losses) on equity securities	10.6	2.8	7.8
Gains on sales of equity securities	12.9	6.4	6.5
Losses on sales of equity securities	(1.8)	(3.1)	1.2
Losses on write-down of equity securities	(0.4)	(0.4)	0.0
Other non-recurring gains (losses)	6.0	(3.8)	9.9

Ordinary profits	162.9	137.4	25.4

Net extraordinary gains (losses)	(6.2)	(0.7)	(5.4)
Net gains (losses) on disposition of fixed assets	(1.6)	(0.4)	(1.2)
Losses on impairment of fixed assets	(4.5)	(0.3)	(4.2)
Income before income taxes	156.6	136.6	20.0
Income taxes-current	43.7	26.5	17.1
Income taxes-deferred	4.3	14.5	(10.2)
Total taxes	48.0	41.0	6.9

Net income	108.6	95.5	13.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	14.4	18.3	(3.8)

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	85.4	94.0
Doubtful	630.8	848.3
Special Attention	456.6	475.7

Non Performing Loans	1,173.0	1,418.1

Total loans	106,006.0	100,476.7

Non Performing Loans / Total loans	1.10%	1.41%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	83.5	91.5
Doubtful	611.8	822.4
Special Attention	442.7	458.2

Non Performing Loans	1,138.1	1,372.2

Total loans	93,131.4	88,278.5

Non Performing Loans / Total loans	1.22%	1.55%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	1.8	2.4
Doubtful	18.9	25.1
Special Attention	13.1	16.6

Non Performing Loans	33.9	44.2

Total loans	12,846.6	12,166.3

Non Performing Loans / Total loans	0.26%	0.36%

MUTB Non-consolidated: Trust Account
	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Bankrupt or De facto Bankrupt	0.0	0.0
Doubtful	0.1	0.7
Special Attention	0.7	0.8

Non Performing Loans	0.9	1.6

Total loans	27.9	31.7

Non Performing Loans / Total loans	3.30%	5.05%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,982.8	53.4	2,778.6	27.0

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	69,690.1	3,487.7	71,722.0	1,869.9
Domestic equity securities	5,244.1	2,441.3	4,384.1	1,559.6
Domestic bonds	39,792.4	431.6	43,123.6	222.8
Other	24,653.6	614.7	24,214.1	87.3
Foreign equity securities	213.4	78.0	217.5	81.6
Foreign bonds	20,931.4	375.5	20,599.8	(53.0)
Other	3,508.7	161.1	3,396.7	58.7

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,895.6	48.6	1,750.7	33.5
Stocks of subsidiaries and affiliates	678.5	218.6	676.7	(6.2)

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	50,060.7	2,598.2	54,117.0	1,367.1
Domestic equity securities	4,294.8	1,903.8	3,548.4	1,144.0
Domestic bonds	33,083.1	356.1	36,175.4	171.2
Other	12,682.6	338.1	14,393.1	51.7
Foreign equity securities	195.3	70.2	197.4	77.2
Foreign bonds	10,087.2	206.4	11,594.0	(50.0)
Other	2,400.0	61.4	2,601.6	24.6

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	154.9	0.2	220.0	0.8
Stocks of subsidiaries and affiliates	57.7	131.6	57.7	100.1

	(in billions of yen)
	As of December 31, 2014		As of March 31, 2014
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	16,453.0	819.6	14,521.2	452.3
Domestic equity securities	987.9	460.0	856.8	322.4
Domestic bonds	6,579.7	74.4	6,717.7	42.6
Other	8,885.4	285.1	6,946.6	87.2
Foreign equity securities	0.0	0.0	0.3	0.1
Foreign bonds	8,101.7	189.3	6,469.3	52.6
Other	783.6	95.7	476.9	34.5

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2013
ROE	10.68	9.85

Note:
ROE is computed as follows:

(Net income × 4/3) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2013
Average interest rate on loans and bills discounted	0.99	1.08
Average interest rate on deposits and NCD	0.04	0.05
Interest rate spread	0.94	1.02

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.13	1.23
Interest rate spread	1.08	1.17

BTMU Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2013
Average interest rate on loans and bills discounted	1.03	1.12
Average interest rate on deposits and NCD	0.03	0.04
Interest rate spread	1.00	1.08

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	1.21	1.31
Interest rate spread	1.17	1.26

MUTB Non-consolidated

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2014	For the nine months ended December 31, 2013
Average interest rate on loans and bills discounted	0.76	0.85
Average interest rate on deposits and NCD	0.13	0.16
Interest rate spread	0.62	0.69

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.76	0.85
Interest rate spread	0.62	0.69

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Deposits (ending balance)	134,684.3	132,121.6
Deposits (average balance)	131,856.3	126,269.6
Loans (ending balance)	95,716.9	91,404.1
Loans (average balance)	95,259.5	88,989.6

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	115,704.5	114,591.8
Individuals	70,918.1	68,867.2

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Deposits (ending balance)	122,101.6	119,636.5
Deposits (average balance)	119,246.6	113,892.7
Loans (ending balance)	83,203.0	79,495.0
Loans (average balance)	83,210.9	77,602.6

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	104,324.8	103,251.2
Individuals	62,630.5	60,568.4

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Deposits (ending balance)	12,582.7	12,485.1
Deposits (average balance)	12,609.6	12,376.8
Loans (ending balance)	12,513.8	11,909.1
Loans (average balance)	12,048.5	11,386.9

	(in billions of yen)
	As of December 31, 2014	As of March 31, 2014
Domestic deposits (ending balance)*	11,379.6	11,340.6
Individuals	8,287.5	8,298.8

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2014	As of December 31, 2014
Assets:
Loans and bills discounted	99.6	108.9
Securities	55,572.6	55,827.5
Beneficiary rights to the trust	43,107.5	46,222.6
Securities held in custody accounts	2,979.9	3,384.2
Monetary claims	11,307.5	10,798.6
Tangible fixed assets	9,804.3	10,621.1
Intangible fixed assets	206.9	188.5
Other claims	5,202.5	5,012.6
Call loans	1,988.3	2,416.1
Due from banking account	1,945.1	2,078.3
Cash and due from banks	2,402.5	3,039.8

Total	134,617.1	139,698.7

Liabilities:
Money trusts	21,176.2	20,451.6
Pension trusts	13,945.1	15,088.7
Property formation benefit trusts	9.8	8.3
Investment trusts	42,523.2	45,678.8
Money entrusted other than money trusts	2,770.5	3,422.6
Securities trusts	5,070.0	5,074.5
Monetary claim trusts	11,298.1	10,548.5
Equipment trusts	34.9	40.4
Land and fixtures trusts	83.0	83.1
Composite trusts	37,705.9	39,301.8

Total	134,617.1	139,698.7

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of the end of December 2014 is outlined below. (Figures are on a managerial basis and rounded off to billion yen or to the second decimal point of trillion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•	The balance as of the end of December 2014 was ¥3.39 trillion in total, an increase of ¥0.46 trillion from the balance as of the end of March 2014, mainly due to increases in CLOs and CMBS.

•	Net unrealized losses were ¥12 billion, improved by ¥17 billion compared to the end of March 2014.

•	P/L impact for the quarter ended December 31, 2014 was a gain of approximately ¥2.0 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2014	Net unrealized gains (losses)	Change from end of March 2014	Balance	Net unrealized gains (losses)
1	RMBS	23	(1)	4	1	0	0
2	Sub-prime RMBS	0	0	0	0	0	0
3	CMBS	423	40	(4)	9	219	(4)
4	CLOs	2,889	418	(14)	6	1,991	(6)
5	Other securitized products (card, etc.)	51	(2)	2	1	21	0
6	CDOs	0	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	0	0	0	0

9	Total	3,385	455	(12)	17	2,231	(11)

1.	Balance is the amount after impairment and before deducting net unrealized gains (losses).

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 86% of our investments in securitized products as of the end of December 2014, an increase of 6 percentage points compared with the end of March 2014, mainly due to an increase in highly rated CLOs.

•	AAA and AA-rated products accounted for 97% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	2	3	1	12	6	0	23
11	Sub-prime RMBS	0	0	0	0	0	0	0
12	CMBS	173	250	0	0	0	0	423
13	CLOs	2,723	110	54	2	0	0	2,889
14	Other securitized products (card, etc.)	22	24	2	0	0	1	51
15	CDOs	0	0	0	0	0	0	0
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV	0	0	0	0	0	0	0

18	Total	2,920	387	57	14	6	1	3,385

19	Percentage of total	86%	11%	2%	0%	0%	0%	100%

20	Percentage of total (End of March 2014)	80%	18%	1%	1%	0%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan (LBO loan)]

•	We are not engaged in origination or distribution of securitized products relating to LBO loans, and therefore, there is no balance of LBO loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2014.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2014
21	LBO Loan[3] (Balance on a commitment basis)	22	128	0	284	435	99
22	Balance on a booking basis	9	104	0	258	372	95

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2014 was ¥4.62 trillion (including ¥2.25 trillion in overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized loan obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purposed Company (SPC) collateralized by receivables